Joint Filing Agreement

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D to which this joint filing agreement is attached, and any subsequent amendments thereto, and have duly executed this joint filing agreement as of the date set forth below.

Dated: February 6, 2025

Silver Lake West HoldCo, L.P.

By: Silver Lake West VoteCo, L.L.C., its general partner

Signature: /s/ Andrew J. Schader, Attorney-in-fact for Egon Durban
Name: Egon Durban
Title: Managing Member

Silver Lake West HoldCo II, L.P.

By: Silver Lake West VoteCo, L.L.C., its general partner

Signature: /s/ Andrew J. Schader, Attorney-in-fact for Egon Durban
Name: Egon Durban
Title: Managing Member

Silver Lake West VoteCo, L.L.C.

Signature: /s/ Andrew J. Schader, Attorney-in-fact for Egon Durban
Name: Egon Durban
Title: Managing Member

Egon Durban

Signature: /s/ Andrew J. Schader, Attorney-in-fact for Egon Durban
Name: Egon Durban
Title: Managing Member